SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alimera Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

016259202
(CUSIP Number)

David Johnson
Caligan Partners LP
590 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 915,057 shares of Common Stock (including 436,280 shares of Common Stock underlying Warrants (as defined in Item 4))* (see Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 915,057 shares of Common Stock (including 436,280 shares of Common Stock underlying Warrants)* (see Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 915,057 shares of Common Stock (including 436,280 shares of Common Stock underlying Warrants)* (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%* (see Item 4)
14	TYPE OF REPORTING PERSON IA, PN

* The warrants are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 436,280 shares of Common Stock would be issuable upon exercise of warrants giving effect to the Ownership Limitation. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) gives effect to the Ownership Limitation.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 915,057 shares of Common Stock (including 436,280 shares of Common Stock underlying Warrants)* (see Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 915,057 shares of Common Stock (including 436,280 shares of Common Stock underlying Warrants)* (see Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 915,057915,057 shares of Common Stock (including 436,280 shares of Common Stock underlying Warrants)* (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

* The warrants are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 436,280 shares of Common Stock would be issuable upon exercise of warrants giving effect to the Ownership Limitation. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) gives effect to the Ownership Limitation.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 4 of 8 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned, as amended ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), which serves indirectly as the investment manager to Caligan Partners Master Fund LP, a Cayman Islands limited partnership ("Caligan Master Fund"), and an additional private fund (together with the Caligan Master Fund, the "Caligan Funds"), and various additional managed accounts (the "Caligan Accounts"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts; and

(ii) David Johnson, the Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson", together with Caligan and Caligan Partners GP, LLC, the "Caligan Parties"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Accounts.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Series B Preferred purchased by the Caligan Funds and certain of the Caligan Accounts (the "Caligan Purchasers") at the Tranche 2 Closing (as defined below) pursuant to the Purchase Agreement (as defined below) as described in Item 4 of this Amendment No. 2 were purchased with working capital of the Caligan Funds and such Caligan Accounts. The aggregate purchase price of the Series B Preferred purchased at the Tranche 2 Closing was $22,500,000 (the "Tranche 2 Purchase Price").

CUSIP No. 016259202	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 17, 2023, the Caligan Purchasers (including certain Caligan Accounts additional to those that entered into the original Purchase Agreement) entered into a joinder and amendment (the "Purchase Agreement Amendment") to the original Purchase Agreement and effectuated the Tranche 2 Closing pursuant to the terms and conditions summarized in the Issuer's Current Report on Form 8-K, filed with the SEC on May 18, 2023 (the "May 18 Form 8-K"). Pursuant to the terms of the Purchase Agreement Amendment, the Issuer and Caligan agreed to reduce the number of shares of Common Stock issuable to Caligan Master Fund and certain Caligan Accounts upon exercise of the Warrants to a total of 800,000 shares of Common Stock. At the Tranche 2 Closing, the Caligan Purchasers purchased a total of 22,500 shares of Series B Preferred for the Tranche 2 Purchase Price.

In accordance with the Purchase Agreement Amendment and at the Tranche 2 Closing a designee of Caligan, Ross DeMont ("Mr. DeMont") was appointed as an observer to the Board. Upon the Issuer's special meeting of its stockholders to approve the issuance of Common Stock upon conversion of the Series B Preferred and exercise of the Warrants in excess of the conversion limitations set forth in the Certificate of Designation, as amended, Mr. DeMont (or such other individual designated by Caligan and its affiliates which other individual is acceptable to the Issuer, such acceptance not to be unreasonably withheld, and subject to certain other conditions) will be appointed to serve as a member of the Board, subject to the terms of Caligan's Board Designation Right, as summarized in Amendment No. 1 to this Schedule 13D. Such appointment will be in addition to the prior appointment of Mike Kaseta to the Board in connection with the Tranche 1 Closing. The Purchase Agreement Amendment also provided additional clarification that provided that if the Caligan Purchasers' ownership position in the Issuer is materially reduced, whether through sales or additional issuances by the Issuer, such Board Designation Right shall be concomitantly reduced in any year if required by applicable listing rules of The Nasdaq Stock Market.

The Purchase Agreement Amendment was also amended to provide that the participation rights provided for in the original Purchase Agreement applies to the Tranche 2 purchases described herein if the Issuer elects to offer or sell new securities in either a private or public offering.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 8,806,727 shares of Common Stock outstanding, which is the sum of (i) 7,404,826 shares of Common Stock outstanding as of May 9, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 15, 2023 and (ii) 1,401,901 shares of Common Stock issued in the Tranche 2 Closing, and assumes the exercise of the reported warrants, subject to the Ownership Limitation.

The Warrants are not exercisable until the Warrant Exercise Date. Pursuant to the terms of the Warrants, once exercisable, the Reporting Persons cannot exercise any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than the Ownership Limitation. The percentage set forth in Row (13) of the cover page for each of the Reporting Persons gives effect to the Ownership Limitation.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock were effected in the past sixty (60) days by the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.5:	Purchase Agreement Amendment, dated as of May 17, 2023 (incorporated herein by reference to Exhibit 10.4 of the May 18 Form 8-K).

Exhibit 99.6:	Support Agreement, dated May 17, 2023.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2023

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON

Exhibit 99.6

Form of Support Letter

May [__], 2023

Alimera Sciences, Inc.

Re:	Support Agreement

Dear Ladies and Gentlemen:

The undersigned understands that Alimera Sciences, Inc., a Delaware corporation ("Company"), and certain investors, including the undersigned (the "Investors"), are entering into a Joinder and Amendment to Securities Purchase Agreement dated as of the date hereof (the "Amendment"), which amends that certain Securities Purchase Agreement dated as of March 24, 2023 (the "Securities Purchase Agreement"). All capitalized terms used in this letter agreement but not defined in this letter agreement shall have the meanings given such terms in the Securities Purchase Agreement, as amended. The undersigned is a stockholder of the Company and is entering into this letter agreement to induce the Company to enter into the Amendment and to consummate the transactions contemplated thereby.

The undersigned confirms that pursuant to its obligations under Section 4.15 of the Purchase Agreement, the undersigned, acting reasonably, will mutually agree with the Company with respect to amending the Company's 2019 Omnibus Incentive Plan, or creating a new 2023 Omnibus Incentive Plan, including the size of such plans and a new option pool for employees. The undersigned further confirms that it understands the Company currently expects any such new or amended plan to provide for a 6% annual burn rate for two years. The undersigned hereby agrees to vote its shares of common stock of the Company in favor of such proposal to approve either a new or amended incentive plan by the Company at any meeting of stockholders of the Company called for such purpose (the "Incentive Plan Proposal").

The undersigned shall (i) appear in person or by proxy at such meeting or otherwise cause the shares of common stock of the Company of which the undersigned is the direct record or beneficial owner as of the record date for such meeting (the "Owned Shares") to be counted as present at such meeting for purposes of establishing a quorum and (ii) vote (or cause to be voted) the Owned Shares (A) in favor of the approval of the Incentive Plan Proposal and (B) against any other transaction, proposal or action that is intended, that would be reasonably likely, or the effect of which would be reasonably likely, to impede, interfere with or adversely affect the Incentive Plan Proposal or any part or aspect thereof.

This letter agreement shall terminate upon the completion of a stockholder meeting at which the Incentive Plan Proposal has been approved by the requisite stockholders of the Company.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of laws principles that would otherwise apply thereunder.

Please confirm that the foregoing correctly states the understanding between us by signing and returning to us a counterpart hereof.

Very truly yours,

[ ]

By:

Name:

Title:

Confirmed and agreed to as of

the date first above written:

Alimera Sciences, Inc.

Name:	[______]
Title:	[______]